Mail Stop 4561

      March 23, 2006



Mr. Richard A. Montoni
Chief Financial Officer
Maximus, Inc.
11419 Sunset Hills Road
Reston, VA  20190

Re:	Maximus, Inc.
Form 10-K for the fiscal year ended September 30, 2005
      File No. 1-12997

Dear Mr. Montoni:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue addressed below and do not intend to expand our review to other portions of your documents.
If you disagree with the comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005
Financial Statements

Business Combinations, page 39
1. We note your disclosure that the terms of the TIECorp. acquisition agreement may require you to pay additional consideration of up to $16.5 million based upon the achievement of certain future performance objectives by TIECorp. and that your policy is to expense such additional consideration as incurred. Please help us to better understand how you arrived at this policy of expensing the consideration as incurred and disclose to us your basis in GAAP for this policy. In addition, tell us how the terms of this transaction differ from your 2002 acquisition in which the earn-out is recorded as additional goodwill. Reference is made to paragraph 28 of SFAS
141. Additionally, please quantify the amount of additional consideration, if any, to date.

	As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Richard A. Montoni
Maximus, Inc.
March 23, 2006
Page 2